UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Translation of registrant’s name into English)

Level 27, World-Wide House

19 Des Voeux Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent registration statement on Form F-1 filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)
(in $ millions, except share data)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2014	2013	2014	2013
Revenue	138.5	89.4	410.5	268.0
Cost of sales	(61.1)	(41.0)	(185.8)	(123.5)
Gross profit	77.4	48.4	224.7	144.5

Selling, general and administrative expenses	(34.8)	(22.8)	(99.7)	(68.9)
Depreciation	(6.9)	(2.4)	(17.6)	(7.4)
Amortisation	(2.4)	(0.9)	(7.3)	(2.8)
Exceptional expenses	(94.3)	(2.9)	(96.8)	(5.6)
Total expenses	(138.4)	(29.0)	(221.4)	(84.7)

Operating (loss)/profit	(61.0)	19.4	3.3	59.8

Finance income	0.3	0.4	1.4	1.6
Finance expense	(13.7)	(16.5)	(47.8)	(37.1)
Net finance expense	(13.4)	(16.1)	(46.4)	(35.5)

Profit before income tax	(74.4)	3.3	(43.1)	24.3
Income tax expense	(9.5)	(6.4)	(22.7)	(18.7)
(Loss)/profit for the period	(83.9)	(3.1)	(65.8)	5.6

Earnings per ordinary share(1) (in dollars)
Basic	(0.76)	(0.02)	(0.50)	0.04
Diluted	(0.76)	(0.02)	(0.50)	0.04

(1) Earnings per ordinary share is calculated by dividing (loss)/profit for the period by the weighted average ordinary shares outstanding for the period.  For the three months and nine months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 110.2 million and 130.9 million ordinary shares, respectively.  For the three and nine months ended May 31, 2013 the basic and diluted weighted average ordinary shares outstanding was 141.2 million ordinary shares.  On completion of our initial public offering on March 31, 2014, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares of par value $0.01 per share.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2014	2013	2014	2013
(Loss)/profit for the period from continuing operations, all attributable to the equity holders of the company	(83.9)	(3.1)	(65.8)	5.6

Other comprehensive (loss)/income
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	(0.4)	(1.1)	(0.8)	(1.0)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(5.3)	1.7	(8.5)	12.2
Other comprehensive (loss)/income for the period, net of income tax	(5.7)	0.6	(9.3)	11.2

Total comprehensive (loss)/income for the period, all attributable to the equity holders of the company	(89.6)	(2.5)	(75.1)	16.8

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	May 31, 2014	August 31, 2013
Non-current assets
Property, plant and equipment	115.7	90.5
Intangible assets	778.9	753.7
Investments in jointly controlled entities	0.5	0.5
Trade and other receivables	10.1	12.4
Deferred tax assets	10.2	13.6
	915.4	870.7

Current assets
Tax receivable	—	1.0
Trade and other receivables	66.4	83.2
Cash and cash equivalents	138.2	171.1
	204.6	255.3
Total assets	1,120.0	1,126.0

Current liabilities
Other interest-bearing loans and borrowings	(32.2)	(30.6)
Trade and other payables	(245.7)	(360.5)
Provisions for other liabilities and charges	(0.2)	(3.4)
Current tax liabilities	(7.0)	(4.2)
	(285.1)	(398.7)

Non-current liabilities
Other interest-bearing loans and borrowings	(500.1)	(630.4)
Other payables	(49.9)	(20.1)
Retirement benefit obligations	(22.2)	(22.2)
Provisions for other liabilities and charges	(5.3)	(1.7)
Deferred tax liabilities	(33.1)	(32.9)
	(610.6)	(707.3)
Total liabilities	(895.7)	(1,106.0)

Net assets	224.3	20.0

Equity attributable to equity holders of the parent
Share capital	1.0	67.5
Share premium	597.9	256.5
Other reserves	8.9	6.9
Currency translation reserve	1.3	9.8
Shareholders’ deficit	(384.8)	(320.7)
Total shareholders’ funds	224.3	20.0

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholder’s deficit	Total parent equity

Balance at September 1, 2013	67.5	256.5	6.9	9.8	(320.7)	20.0

Loss for the period	—	—	—	—	(65.8)	(65.8)
Remeasurement of retirement benefit obligations	—	—	—	—	(0.8)	(0.8)
Other comprehensive income	—	—	—	(8.5)	—	(8.5)
Total comprehensive loss for the period	—	—	—	(8.5)	(66.6)	(75.1)

Equity-settled share based payment transactions	—	—	—	—	2.5	2.5
Public issue of ordinary shares	1.0	371.0	—	—	—	372.0
Redemption of preference shares	(67.5)					(67.5)
Transaction costs recognised directly in equity	—	(29.6)	—	—	—	(29.6)
Capital contributions	—	—	2.0	—	—	2.0
Total contributions by and distributions to owners	(66.5)	341.4	2.0	—	2.5	279.4

Balance at May 31, 2014	1.0	597.9	8.9	1.3	(384.8)	224.3

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2014	2013	2014	2013
Cash generated from operations	31.4	29.5	10.3	7.0
Interest paid	(33.1)	(17.2)	(66.9)	(35.1)
Tax paid	(5.0)	(6.8)	(18.1)	(17.4)
Net cash (used in)/from operating activities	(6.7)	5.5	(74.7)	(45.5)

Net cash used in investing activities	(25.9)	(99.9)	(40.2)	(105.6)

Net cash from financing activities	70.2	150.7	81.0	162.6

Net increase/(decrease) in cash and cash equivalents	37.6	56.3	(33.9)	11.5

Cash and cash equivalents at beginning of the period	102.9	68.2	171.1	108.5

Exchange (losses)/gains on cash and cash equivalent	(2.3)	(0.5)	1.0	4.0

Cash and cash equivalents at end of the period	138.2	124.0	138.2	124.0

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

The table below sets out our key operating data for the periods indicated.  For the three and nine months ended May 31, 2013 pro forma, the key operating data, including revenue, are presented as if our acquisition of WCL Group Limited (“WCL Group”) on May 22, 2013 had completed on September 1, 2012.

	Three Months Ended May 31,			Nine Months Ended May 31,
	2014	2013	2013	2014	2013	2013
	Actual	Actual	Pro forma	Actual	Actual	Pro forma

Full-time equivalent students (average for the period)(1)
China	4,859	4,121	4,121	4,828	4,067	4,067
Europe	4,532	3,779	4,455	4,512	3,769	4,447
Middle East/South East Asia	5,495	992	2,423	5,141	960	2,351
North America	2,669	—	2,469	2,642	—	2,417
Sub-total	17,555	8,892	13,468	17,123	8,796	13,282
Loss making start-up schools(2)	98	1,028	1,099	97	1,001	1,070
Total	17,653	9,920	14,567	17,220	9,797	14,352

Capacity (average for the period)(3)
China	6,964	5,380	5,380	6,964	5,373	5,373
Europe	5,322	4,423	5,175	5,322	4,419	5,156
Middle East/South East Asia	6,191	1,200	3,291	5,858	1,200	3,291
North America	3,280	—	3,180	3,280	—	3,180
Sub-total	21,757	11,003	17,026	21,424	10,992	17,000
Loss making start-up schools(2)	480	1,500	1,980	480	1,500	1,980
Total	22,237	12,503	19,006	21,904	12,492	18,980

Utilization (average for the period)(4)
China	70%	77%	77%	69%	76%	76%
Europe	85%	85%	86%	85%	85%	86%
Middle East/South East Asia	89%	83%	74%	88%	80%	71%
North America	81%	—	78%	81%	—	76%
Sub-total	81%	81%	79%	80%	80%	78%
Loss making start-up schools(2)	20%	69%	56%	20%	67%	54%
Total	79%	79%	77%	79%	78%	76%

	Three Months Ended May 31,			Nine Months Ended May 31,
	2014	2013	2013	2014	2013	2013
	Actual	Actual	Pro forma	Actual	Actual	Pro forma

Revenue per FTE (in $ thousands) (5)
China	9.9	10.0	10.0	30.0	29.4	29.4
Europe	8.8	8.5	8.1	26.6	26.5	25.1
Middle East/South East Asia	4.6	5.5	5.4	13.8	15.7	15.1
North America	7.4	—	7.6	22.2	—	21.6
Sub-total	7.6	8.9	8.1	23.0	26.6	24.0
Loss making start-up schools	9.6	3.9	4.3	28.0	13.2	14.2
Total	7.6	8.4	7.8	23.1	25.3	23.3

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  Loss making start-up schools are schools that have been open less than three years and incur an EBITDA loss. In the three and nine months ended May 31, 2014 loss-making start-up schools include our school in New York. In the three and nine months ended May 31, 2013 on an actual basis, our loss making start-up schools include The British School of Abu Dhabi. In the three and nine months ended May 31, 2013 on a pro forma basis, our loss making start-up schools include The British International School of Abu Dhabi in addition to our school in New York.

(3)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(4)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(5)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.  The pro forma financial data for the three and nine months ended May 31, 2013 give effect to our acquisition of WCL Group as though it had occurred on September 1, 2012.

	Three Months Ended May 31,			Nine Months Ended May 31,
	2014	2013	2013	2014	2013	2013
$ millions	Actual	Actual	Pro forma	Actual	Actual	Pro forma
Revenue (segment)

Premium Schools
China	48.0	41.2	41.2	144.7	119.5	119.5
Europe	40.0	32.3	36.0	120.0	99.7	111.6
Middle East/South East Asia	25.1	5.5	13.2	71.1	15.1	35.4
North America	19.7	—	18.8	58.5	—	52.3
Sub Total	132.8	79.0	109.2	394.3	234.3	318.8
Loss making start-up schools	0.9	4.0	4.7	2.7	13.2	15.2
Total Premium Schools	133.7	83.0	113.9	397.0	247.5	334.0
Other	4.8	6.4	8.9	13.5	20.5	25.3
Total Revenue	138.5	89.4	122.8	410.5	268.0	359.3

Adjusted EBITDA (segment)

Premium Schools
China	24.7	21.0	21.0	71.0	60.4	60.4
Europe	9.1	7.8	8.5	27.7	23.5	26.3
Middle East/South East Asia	7.5	2.0	5.3	19.9	4.8	12.3
North America	8.0	—	7.3	23.7	—	18.6
Total Premium Schools	49.3	30.8	42.1	142.3	88.7	117.6
Other	1.7	1.4	2.5	2.7	5.1	6.1
Central and regional expenses	(6.0)	(4.2)	(6.6)	(18.5)	(13.4)	(19.3)
Adjusted EBITDA	45.0	28.0	38.0	126.5	80.4	104.4
Loss making start-up schools	(0.2)	(0.3)	(0.6)	(0.4)	(1.2)	(2.1)
Adjusted EBITDA including loss making start-up schools	44.8	27.7	37.4	126.1	79.2	102.3

Adjusted Net Income	14.7	2.9	7.0	38.3	18.2	29.6

We use EBITDA, Adjusted EBITDA and Adjusted Net Income as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  EBITDA, Adjusted EBITDA and Adjusted Net Income are not standard measures under IFRS. EBITDA, Adjusted EBITDA and Adjusted Net Income should not be considered in isolation or construed as alternatives to cash flows, net income or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA and Adjusted Net Income presented herein may not be comparable to similarly titled measures presented by other companies.  Adjusted EBITDA excludes EBITDA losses attributable to loss-making start-up schools that have been open less than three years. We consider this a more directly comparable supplemental financial measure for evaluating the performance of our schools.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income

Set forth below is a reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, (loss)/profit for the following periods:

	Three Months Ended May 31,			Nine Months Ended May 31,
	2014	2013	2013	2014	2013	2013
(Unaudited) $ millions	Actual	Actual	Pro forma	Actual	Actual	Pro forma

(Loss)/profit for the period	(83.9)	(3.1)	1.1	(65.8)	5.6	13.0
Income tax expense	9.5	6.4	7.9	22.7	18.7	18.0
Net financing expense(1)	13.4	16.1	18.9	46.4	35.5	43.9
Exceptional items(2)	94.3	2.9	(5.7)	96.8	5.6	(3.0)
Amortization	2.4	0.9	2.0	7.3	2.8	5.9
Depreciation	6.9	2.4	3.8	17.6	7.4	11.7
EBITDA	42.6	25.6	28.0	125.0	75.6	89.5

Loss on disposal of property, plant and equipment(3)	—	—	—	—	0.1	0.1
FX loss/(gain) (4)	2.0	1.5	1.7	(2.7)	0.6	2.8
Loss making start-up schools(5)	0.2	0.3	0.6	0.4	1.2	2.1
Pre-acquisition and business integration costs(6)	—	—	0.8	—	—	0.8
Share based payments(7)	0.0	—	6.3	2.5	—	6.3
Management fees (8)	0.2	0.6	0.6	1.2	2.9	2.9
Other	(0.0)	0.0	0.0	0.1	0.0	(0.1)
Adjusted EBITDA	45.0	28.0	38.0	126.5	80.4	104.4

Depreciation	(6.9)	(2.4)	(3.8)	(17.6)	(7.4)	(11.7)
Net Financing Expense(1)	(13.4)	(16.1)	(18.9)	(46.4)	(35.5)	(43.9)
Income Tax Expense	(9.5)	(6.4)	(7.9)	(22.7)	(18.7)	(18.0)
Tax Adjustments(9)	(0.5)	(0.2)	(0.4)	(1.5)	(0.6)	(1.2)
Adjusted Net Income	14.7	2.9	7.0	38.3	18.2	29.6

Adjusted earnings per ordinary share(10) (in $)
Basic	0.13	0.02	0.05	0.29	0.13	0.21
Diluted	0.13	0.02	0.05	0.29	0.13	0.21
Pro forma adjusted earnings per ordinary share(11) (in $)
Basic	0.15	0.03	0.07	0.39	0.19	0.30
Diluted	0.15	0.03	0.07	0.39	0.19	0.30

(1)  As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Debt”, on March 31, 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%. Based on these interest rates, assuming our new term loan had been fully drawn during the three and nine months ended May 31, 2014, and that none of our notes were outstanding during the three and nine months ended May 31, 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $5.8 million and $25.0 million for the three and nine months ended May 31, 2014, respectively.

(2)  Exceptional expenses are primarily related to the costs associated with our IPO and refinancing and on the acquisition of schools, including associated transaction and integration costs.  In the three months and nine months ended May 31, 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs.  We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to the Hong Kong and Shanghai Bank.

(3)  Includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts in the UK.

(4)  Represents foreign currency translational gains primarily associated with our inter-company balances.

(5)  Represents the EBITDA losses attributable to our school in New York for the three and nine months ended May 31, 2014 and the three and nine months ended May 31, 2013 pro forma, and, for the three and nine months ended May 31, 2013 actual and pro forma, the EBITDA losses attributable to our school in Abu Dhabi.

(6)  Represents costs incurred by WCL Group in connection with our acquisition of WCL Group.

(7)  Represents non-cash charges associated with equity investments in our company by members of management.

(8)  Represents management fees paid to Premier Education Holdings Ltd.

(9)  Represents the tax impact associated with the exclusion of exceptional items and amortization in calculating Adjusted Net Income.

(10)  Adjusted earnings per ordinary share is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 110.0 million and 110.2 million ordinary shares, respectively.  For the nine months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 130.7 million and 130.9 million ordinary shares, respectively.  For the three and nine months ended May 31, 2013 the basic and diluted weighted average ordinary shares outstanding were 141.2 million ordinary shares.

(11)  Pro forma adjusted earnings per ordinary share is calculated by dividing Adjusted Net Income for the period by the number of ordinary shares outstanding following the completion of our initial public offering.  On completion of our initial public offering, we issued 21.8 million ordinary shares and all previously existing preference shares and classes of ordinary shares were converted into 75.9 million ordinary shares.  The basic and diluted weighted average ordinary shares outstanding for all periods would have been 97.7 million and 97.9 million ordinary shares, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of May 31, 2014 and 2013 and for the three and nine months ended May 31, 2014 and 2013 included elsewhere in this report.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three and nine months ended May 31, 2014 are not necessarily indicative of our results for the fiscal year ending August 31, 2014 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading international operator of premium schools. We have over 18,500 FTEs, from kindergarten through the end of secondary school (“K-12”), at our 29 premium schools in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America (including our acquisition of Northbridge International School Cambodia).  As of June 22, 2014, we had 18,154 FTEs and capacity of 22,937 seats, representing a utilisation rate of 79%.

Recent Developments

On July 10, 2014, we completed the acquisition of Northbridge International School Cambodia in Phnom Phenh, Cambodia.  The School was founded in 1996 and currently has 650 seats of capacity within a world-class 20-acre campus.  The school had approximately 500 FTEs as of the end of the 2014 academic year.

We have decided to change our auditors from PricewaterhouseCoopers LLP, based in the UK (“PwC UK”), to PricewaterhouseCoopers based in Hong Kong (“PwC HK”).  We made this decision in order to facilitate our audit process since our corporate headquarters are in Hong Kong.  Accordingly, PwC UK resigned and we engaged PwC HK as our independent registered public accounting firm, effective July 11, 2014.  During fiscal 2012 and 2013 and the nine months ended May 31, 2014, there were no disagreements with PwC UK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

In April 2014, David Graves (ex Senior Vice President of Strategic Initiatives at Laureate Education) joined us as the Regional Managing Director for North America. In July 2014, Alison Copus (most recently ex Vice President of Marketing at TripAdvisor and previously ex Marketing Director of Virgin Atlantic Airways) joined us as Chief Admissions and Marketing Officer. Lastly, Professor Deborah Eyre has announced her decision to retire from her role as our Education Director at the end of December 2014. We are working with Deborah to identify a suitable successor and ensure an orderly transition.

Results of Operations

The following table sets forth income statement data as a percentage of revenue for the three and nine months ended May 31, 2014 and 2013:

	Three Months Ended May 31,
	2014		2013
	$ millions	% Revenue	$ millions	% Revenue
Revenue	138.5	100.0	89.4	100.0
Cost of sales	(61.1)	(44.1)	(41.0)	(45.9)
Gross profit	77.4	55.9	48.4	54.1
Selling, general and administrative expenses	(34.8)	(25.1)	(22.8)	(25.5)
Depreciation	(6.9)	(5.0)	(2.4)	(2.7)
Amortisation	(2.4)	(1.7)	(0.9)	(1.0)
Exceptional items	(94.3)	(68.1)	(2.9)	(3.2)
Total expenses	(138.4)	(99.9)	(29.0)	(32.4)
Operating profit	(61.0)	(44.0)	19.4	21.7

Finance income	0.3	0.2	0.4	0.5
Finance expense	(13.7)	(9.9)	(16.5)	(18.5)
Net financing expense	(13.4)	(9.7)	(16.1)	(18.0)

(Loss)/profit before tax	(74.4)	(53.7)	3.3	3.7
Income tax expense	(9.5)	(6.9)	(6.4)	(7.2)
Profit for the period	(83.9)	(60.6)	(3.1)	(3.5)
Adjusted EBITDA	45.0		28.0
Adjusted Net Income	14.7		2.9

	Nine Months Ended May 31,
	2014		2013
	$ millions	% Revenue	$ millions	% Revenue
Revenue	410.5	100.0	268.0	100.0
Cost of sales	(185.8)	(45.3)	(123.5)	(46.1)
Gross profit	224.7	54.7	144.5	53.9
Selling, general and administrative expenses	(99.7)	(24.3)	(68.9)	(25.7)
Depreciation	(17.6)	(4.3)	(7.4)	(2.8)
Amortisation	(7.3)	(1.8)	(2.8)	(1.0)
Exceptional items	(96.8)	(23.5)	(5.6)	(2.1)
Total expenses	(221.4)	(53.9)	(84.7)	(31.6)
Operating profit	3.3	0.8	59.8	22.3

Finance income	1.4	0.3	1.6	0.6
Finance expense	(47.8)	(11.6)	(37.1)	(13.8)
Net financing expense	(46.4)	(11.3)	(35.5)	(13.2)

(Loss)/profit before tax	(43.1)	(10.5)	24.3	9.1
Income tax expense	(22.7)	(5.5)	(18.7)	(7.0)
(Loss)/profit after income tax	(65.8)	(16.0)	5.6	2.1
Adjusted EBITDA	126.5		80.4
Adjusted Net Income	38.3		18.2

Three months ended May 31, 2014 compared to three months ended May 31, 2013

Revenue

Revenue increased $49.1 million, or 54.9% (53.2% on a constant currency basis), from $89.4 million for the three months ended May 31, 2013 to $138.5 million for the three months ended May 31, 2014.  The increase was primarily due to higher revenues from our premium schools, partly offset by a decrease in other revenue.

Revenue from our premium schools increased 61.1% (59.2% on a constant currency basis) from $83.0 million in the three months ended May 31, 2013 to $133.7 million in the same period in 2014.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain in fiscal 2013.  $10.5 million of our premium schools revenue in the three months to May 31, 2014 was attributable to the schools we acquired at the end of fiscal 2013 in Bangkok and Guangzhou and the school we acquired in Singapore in April 2014.  On a pro forma basis, including the schools we acquired as part of the acquisition of WCL Group in North America, Qatar and Spain in the three months ended May 31, 2013, our premium schools revenue would have increased by 17.4% (16.1% on a constant currency basis) from $113.9 million in the three months ended May 31, 2013 to $133.7 million in the same period in 2014.

Other revenue decreased 24.8% from $6.4 million in the three months ended May 31, 2013 to $4.8 million in the same period in 2014.  The decrease was due to the completion of learning services contracts in Abu Dhabi, Saudi Arabia and Malaysia and reduced revenues from our remaining UK contracts.

Cost of Sales

Cost of sales increased $20.1 million, or 49.1% (46.8% on a constant currency basis), from $41.0 million for the three months ended May 31, 2013 to $61.1 million for the same period in 2014.  The increase was primarily due to direct costs associated with the number of teachers added as a result of the schools we acquired in Bangkok, Guangzhou, North America, Qatar, Spain and Singapore.  This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts, which resulted in a reduction in the number of consultants we employed.

Gross Profit

Gross profit increased $29.0 million, or 59.9%, from $48.4 million for the three months ended May 31, 2013 to $77.4 million for the same period in 2014, resulting in a gross profit margin of 54.1% for the three months ended May 31, 2013 compared to 55.9% for the same period in 2014.  The improvement in margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrolment within our existing schools.

Selling, General and Administrative Expenses

Selling, general and administrative (“SGA”) expenses increased $12.0 million, or 52.7% (49.8% on a constant currency basis), from $22.8 million for the three months ended May 31, 2013 to $34.8 million for the same period in 2014.  SGA expenses for both periods include charges for largely unrealised foreign exchange gains/losses, share-based payments and management fees.  Adjusting for these items (see the itemized adjustments in the Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $20.7 million for the three months ended May 31, 2013 compared to $32.6 million for the same period in 2014, an increase of 57.4% and more in line with the revenue increase of 59.9%.

Depreciation & Amortization Expenses

Depreciation expense was $6.9 million for the three months ended May 31, 2014 compared to $2.4 million for the same period in 2013 due primarily to the impact of the acquisitions mentioned above.

Amortization expense on intangible assets totalled $2.4 million for the three months ended May 31, 2014 compared to $0.9 million for the same period in 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense was $94.3 million for the three months ended May 31, 2014 compared to $2.9 million for the three months ended May 31, 2013.  The charge of $94.3 million reflected the impact of our IPO and refinancing completed during the quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs) as well as a $15.0 million charge for a termination fee paid to Premier Education Holdings on the cancellation of a professional services and consultancy agreement, partly offset by the waiver of a balance due to Premier Education Holdings of $18.0 million.  We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to the Hong Kong and Shanghai Bank.

Net Financing Expense

Net financing expense decreased by $2.7 million from $16.1 million for the three months ended May 31, 2013 to $13.4 million for the three months ended May 31, 2014, reflecting the reduced interest expense from our $515.0 million term loan facility, which was drawn on completion of our initial public offering, compared to the interest expense from our 10.25% senior secured notes and 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014 using borrowings under our term loan facility and proceeds from our IPO.  The three months ended May 31, 2014 only had a partial benefit from the reduced interest expense following the refinancing and the full benefit will be reflected in the three months ending August 31, 2014.

Income Tax Expense

We recorded an income tax expense of $9.5 million for the three months ended May 31, 2014 compared to $6.4 million for the same period in 2013.

Loss for the Period

As a result of the foregoing, our loss for the period increased by $80.8 million from $3.1 million for the three months ended May 31, 2013 to $83.9 million for the same period in 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $17.0 million, or 60.6% (60.7% on a constant currency basis), from $28.0 million for the three months ended May 31, 2013 to $45.0 million for the same period in 2014.  On a pro forma basis the increase was $7.0 million, or 18.3% (18.4% on a constant currency basis), due to growth in FTEs, tuitions fee increases and the impact of the Bangkok, Guangzhou and Singapore acquisitions.

Adjusted Net Income

Adjusted net income increased by $11.8 million from $2.9 million for the three months ended May 31, 2013 to $14.7 million for the same period in 2014.

Nine months ended May 31, 2014 compared to nine months ended May 31, 2013

Revenue

Revenue increased $142.5 million, or 53.2% (50.9% on a constant currency basis), from $268.0 million for the nine months ended May 31, 2013 to $410.5 million for the same period in 2014.  The increase was primarily due to higher revenues from our premium schools, partly offset by a decrease in other revenue.

Revenue from our premium schools increased 60.4% (57.8% on a constant currency basis) from $247.5 million in the nine months ended May 31, 2013 to $397.0 million in the same period in 2014.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Bangkok, Guangzhou, North America, Qatar and Spain in fiscal 2013 and the school we acquired in Singapore on April 22, 2014.  $29.8 million of our premium schools revenue in the nine months to May 31, 2014 was attributable to the schools we acquired at the end of fiscal 2013 in Bangkok and Guangzhou and the school we acquired in Singapore in April 2014.  On a pro forma basis, including the results of the schools we acquired as part of the acquisition of WCL Group in North America, Qatar and Spain in the nine months ended May 31, 2013, our premium schools revenue would have increased by 18.9% (17.2% on a constant currency basis) from $334.0 million in the nine months ended May 31, 2013 to $397.0 million in the same period in 2014.

Other revenue decreased 34.2% from $20.5 million in the nine months ended May 31, 2013 to $13.5 million in the same period in 2014.  The decrease was due to the completion of learning services contracts in Abu Dhabi, Saudi Arabia and Malaysia and reduced revenues from our remaining UK contracts.

Cost of Sales

Cost of sales increased $62.3 million, or 50.4% (48.1% on a constant currency basis), from $123.5 million for the nine months ended May 31, 2013 to $185.8 million for same period in 2014.  The increase was primarily due to direct costs associated with the number of teachers added as a result of the schools acquired in Bangkok, Guangzhou, North America, Qatar, Spain and Singapore.  This cost of sales increase was partly offset by the lower cost of sales associated with the reduced learning services contracts.

Gross Profit

Gross profit increased $80.2 million, or 55.5%, from $144.5 million for the nine months ended May 31, 2013 to $224.7 million for the same period in 2014 resulting in a gross profit margin of 53.9% for the nine months ended May 31, 2013 compared to 54.7% in the same period in 2014.  The improvement in margin was largely due to the impact of tuition fee increases in excess of our cost inflation and increased enrolment within our existing schools.

Selling, General and Administrative Expenses

SGA expenses increased $30.8 million, or 44.8% (42.4% on a constant currency basis), from $68.9 million for the nine months ended May 31, 2013 to $99.7 million for the same period in 2014.  SGA expenses for both periods include charges for largely unrealised foreign exchange gains/losses, share-based payments and management fees.  Adjusting for these items (see the itemized adjustments in the Reconciliation of EBITDA, Adjusted EBITDA and Adjusted Net Income table for relevant amounts), SGA expenses would have been $65.3 million for the nine months ended May 31, 2013 compared to $98.7 million for the same period in 2014, an increase of 51.2% and more in line with the revenue increase of 55.5%.

Depreciation & Amortization Expenses

Depreciation expense was $17.6 million for the nine months ended May 31, 2014 compared to $7.4 million for the same period in 2013 due primarily to the impact of the acquisitions mentioned above.

Amortization expense on intangible assets totalled $7.3 million for the nine months ended May 31, 2014 compared to $2.8 million for the nine months ended May 31, 2013 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense was $96.8 million for the nine months ended May 31, 2014 compared to $5.6 million for the nine months ended May 31, 2013. The charge of $96.8 million reflected the impact of the IPO and refinancing completed during the quarter (see Exceptional Expense for the three months ended May 31, 2014 above).

Net Financing Expenses

Net financing expense increased by $10.9 million from $35.5 million for the nine months ended May 31, 2013 to $46.4 million for the same period in 2014, due to the additional interest expense from the $165.0 million 10.25% senior secured notes issued on July 3, 2013 to refinance the WCL Group acquisition plus the full period impact of the issuance of our $150.0 million 8.50%/9.50% PIK toggle notes on 8 February, 2013, partially offset by the reduced interest expense on the $515.0 million term loan facility following the completion of our IPO.  The $515.0 million term loan and proceeds from our initial public offering were used to redeem the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.

Income Tax Expense

We recorded an income tax expense of $22.7 million for the nine months ended May 31, 2014 compared to $18.7 million for the same period in 2013.

Profit/Loss for the Period

As a result of the foregoing, our result for the period decreased from a profit of $5.6 million for the nine months ended May 31, 2013 to a loss of $65.8 million for the same period in 2014.

Adjusted EBITDA

Adjusted EBITDA increased by $46.1 million, or 57.4% (55.4% on a constant currency basis), from $80.4 million for the nine months ended May 31, 2013 to $126.5 million for the same period in 2014.  On a pro forma basis, the increase was $22.1 million, or 21.2% (19.9% on a constant currency basis), due to growth in FTEs, tuition fee increases and the impact of the Bangkok, Guangzhou and Singapore acquisitions.

Adjusted Net Income

Adjusted net income increased by $20.1 million from $18.2 million for the nine months ended May 31, 2013 to $38.3 million for the nine months ended May 31, 2014.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and pay expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Nine Months Ended May 31,
$ millions	2014	2013

Net cash used in operating activities	(74.7)	(45.5)

Net cash used in investing activities	(40.2)	(105.6)

Net cash provided by financing activities	81.0	162.6

Cash and cash equivalents (end of period)	138.2	124.0

Net Cash used in Operating Activities

Cash used in operating activities was $74.7 million for the nine months ended May 31, 2014, compared to $45.5 million for the same period in 2013.  Cash generated from operations increased by $3.3 million from $7.0 million for the nine months ended May 31, 2013 to $10.3 million for the same period in 2014.  Interest paid increased from $35.1 million to $66.9 million and tax paid increased from $17.4 million to $18.1 million for the nine months ended May 31, 2013 and 2014 respectively.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities decreased from $105.6 million for the nine months ended May 31, 2013 to $40.2 million for the same period in 2014.  The biggest impact on this was the acquisition of subsidiaries net of cash acquired which was $15.5 million (for our Dover Court School in Singapore) in the nine months ended May 31, 2014 compared to $97.6 million in the same period in 2013. Capital expenditure increased $15.4 million from $9.6 million in the nine months ended May 31, 2013 to $25.0 million in the nine months ended May 31, 2014. This increase in capital expenditure reflected the impact of the significant increase in the number of schools following our acquisitions in Bangkok, Guangzhou, North America, Qatar and Spain as well as refurbishment expenditure on the school in Hong Kong, due to open in September 2014.

Net Cash from Financing Activities

Cash from financing activities was $81.0 million for the nine months ended May 31, 2014 compared to $162.6 million for the same period in 2013.  The inflow for the nine months ended May 31, 2014 of $81.0 million was primarily due to the IPO proceeds net of fees and expenses including the make whole penalty on redemption of our notes and the drawdown of our new TLB loan of $515.0 million offset by repayment of the notes of $640.0 million and the payment of $63.5 million to redeem preference shares on completion of the IPO.  The inflow for the nine months ended 2013 primarily reflected cash proceeds from new share capital of $133.4 million and the drawdown of the $125.0 million Bridge Facility in connection with the acquisition of the WCL Group offset by the repayment of the debt owed by WCL Group at the time of acquisition.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	May 31, 2014	August 31, 2013
Senior Secured 10.25% Notes	—	505.4
Senior PIK/Toggle 8.50%/9.50% Notes	—	141.6
Term Loan	503.0	—
Super Senior Revolving Credit Facility	24.0	—
Working Capital Loan	5.3	14.0
Total debt	532.3	661.0
Less current maturities	(32.2)	(30.6)
Long-term debt	500.1	630.4

On March 31, 2014, we entered into a new credit agreement for a $515.0 million term loan facility and a $75.0 million revolving credit facility.  The borrower under the credit agreement is a newly formed U.S. domestic limited liability company wholly owned by us.  On the same date, we drew down the term loan facility in full and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing the $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  On March 31, 2014, we also repaid (and terminated) our previous super senior revolving facility using proceeds from the initial public offering.

Our new credit agreement contains a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

The credit agreement also contains certain customary affirmative covenants and events of default.

The new term loan facility bears interest based on applicable margin percentages of 2.50% per annum for base rate loans and 3.50% per annum for LIBOR rate loans, provided that the base rate for base rate loans may not be lower than 2.00% and LIBOR may not be lower than 1.00%.

Based on these interest rates, assuming our new term loan had been fully drawn during the three and nine months ended May 31, 2014, and that none of our notes were outstanding during the three and nine months ended May 31, 2014, we estimate that our net interest expense, before tax, would have decreased by approximately $5.8 million and $25.0 million for the three and nine months ended May 31, 2014, respectively.  We incurred an exceptional charge of approximately $89.9 million related to the redemption of our notes in the three months ending May 31, 2014 (including the release of $12.9 million of prepaid costs).

Revolving loans under the credit agreement will bear interest based on a margin ranging from 2.75% to 3.25% depending on our net leverage ratio, plus the applicable LIBOR rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
Name: Graeme Halder
Title: Director and Chief Financial Officer

Date: July 16, 2014